UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 27, 2010.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2010

Highlights

•	Golar LNG reports a consolidated net loss of $5.7 million and consolidated operating income of $13.0 million
•	Weak spot LNG shipping market during Q2 but recent tightening
•	Golar Freeze FSRU delivered under its time charter and refinanced with a new $125 million debt facility
•	Golar Commodities progressing well toward becoming fully operational and in August executed their first trade
•	Golar LNG Energy short listed for West Java FSRU bid
•	Golar announces a cash dividend increase to $0.15 per share plus a stock dividend of Golar LNG Energy shares

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports a consolidated net loss of $5.7 million and consolidated operating income of $13.0 million for the three months ended June 30, 2010 (the “second quarter”).

Revenues in the second quarter increased to $55.7 million as compared to $53.3 million for the first quarter of 2010 (the “first quarter”). The improvement is due to revenue from the Golar Freeze charter for part of the quarter partly offset by a slightly weaker performance from Golar LNG Energy’s (“Golar Energy”) vessels operating in the spot market. As a result, overall utilisation for the second quarter was slightly down at 62% compared to 65% for the first quarter whilst second quarter average daily time charter equivalents (“TCEs”) increased slightly to $47,332 compared to a first quarter TCE of $47,084.

Voyage expenses and operating expenses were lower than the first quarter by a combined $1.5 million whilst administrative expenses were higher by $1.1 million.

Net interest expense for the second quarter at $10.5 million was up from $9.7 million in the first quarter due to a small increase in LIBOR and slightly higher average debt levels as a result of the new Golar Freeze debt facility.

Other financial items have increased to a loss of $8.0 million for the second quarter from a loss of $4.9 million in the first quarter. The increase is largely as a result of increased losses on the mark-to-market valuation of interest rate swaps due to the reduction in longer term interest rates.

The net gain on sale of investee of $0.7 million represents the sale of 2.8 million LNG Limited shares for a total consideration of $1.4 million.

The Company reports operating revenues of $109.0 million, operating income of $23.7 million and a net loss of $8.5 million for the six months ended June 30, 2010. This compares to operating revenues of $100.7 million, operating income of $8.6 million and a net income of $6.8 million for the six months ended June 30, 2009.

Financing, corporate and other matters

As previously announced, Golar completed the refinancing of Golar Freeze on June 18, 2010. A syndicate of three banks together with the Norwegian Export Credit Agency (Exportfinans ASA and GEIK) provided a $125 million debt facility. At the same time Golar exercised its option to transfer the Golar Freeze from Golar LNG Energy.

During the quarter Golar Energy announced that it was establishing a new subsidiary, Golar Commodities, which would position Golar Energy in the market for managing and trading LNG cargoes. Activities will include structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading. Since the announcement, the team has made good progress setting up operations for the new subsidiary. The team currently numbers nine, based in Tulsa Oklahoma, London and Bermuda, and offices and systems are well under way to being fully operational. Golar Commodities is in detailed discussions with financial institutions with regards to the provision of credit lines. Golar Commodities has also just recently entered into their first cargo transaction and expect to increase activity from September onwards.

The joint venture company Golar Wilhelmsen Management A.S. ("GWM"), established with Wilhelmsen Ship Management (Norway) A.S. was incorporated in May 2010. It is the intention that all Golar LNG and Golar Energy carriers and FSRU's will be managed by GWM and the process of transfer of management has progressed to the stage where actual handover of management for the first vessel took place in mid August. The management handover for the whole fleet is scheduled to be completed in September. Also during the quarter the ownership of Golar Management Ltd, the Company’s in house manager and GWM joint venture partner, transferred to Golar Energy. By bringing the fleet together under one manager, Golar will have better control over and more day-to-day involvement with the technical operation of, in particular, the Company’s FSRU’s.

The Board has decided to propose an increased cash dividend of $0.15 per share in respect of the second quarter of 2010. The record date for the dividend is September 9, 2010, ex-dividend date is September 6, 2010 and the dividend will be paid on or about September 27, 2010.

Following the commencement of the Golar Freeze charter during the second quarter, the Company’s 5 vessels on long term charter are expected to generate yearly free cash flow after debt service of approximately $1.10 per share per annum from the third quarter of 2010. It is intended that the significant majority of this free cash flow will be distributed to shareholders and therefore the level of quarterly dividends is anticipated to increase in future quarters. The Board is targeting a normalised dividend of $0.25 per share in respect of the third quarter.

The Board has also decided to propose a further Golar Energy stock dividend in respect of the second quarter. One Golar Energy share will be distributed for every 7 shares held in Golar. Dates and details for this dividend will be announced separately.

Operational Review

Shipping

The LNG shipping market during the second quarter by and large followed the format of the first quarter with too many idle vessels chasing too few cargoes for short voyages at depressed rates. However, by the quarter end, vessel availability in all markets was tightening amid new supplies and emerging smaller buyers that in aggregate, helped to absorb excess production.

Retaining some LNG onboard after discharge (heel), at relatively low cost in comparison with fuel oil prices, became important as vessels repositioned speculatively to active supply locations in order to remain cold (i.e. ready to accept LNG) and seek charter opportunities and to mitigate against high positioning costs.

Looking forward, indications for the third and fourth quarters of 2010 are that the current LNG over supply will continue with more cargoes entering the market faster than can be absorbed in the short to medium term. This is likely to result in a larger spot market with newer entrants becoming more active. With more market liquidity there is an increased possibility of traders taking new logistical positions such as short and medium term charters as well as regasification capacity.

Market sentiment for ship utilisation is firming with recent cargoes unable to find tonnage to market and charterers becoming more likely to exercise options to extend the capacity they currently hold. Consequently rates are likely to move up although lower than expected gas prices in some markets may place a cap on what could otherwise be large rate hikes relative to recent levels. Spot requirements continue to surface both East and West of Suez and this looks likely to continue to the year end.

Currently all Golar spot market vessels are employed with the earliest redeliveries likely to be towards the end of the third quarter.

The current global fleet stands at 358 vessels, (including regas and lay-up vessels) and there are 28 vessels on order.

Regasification

A steady stream of new enquiries for floating storage and regasification projects continues. Every quarter sees Golar’s development team contacted about new projects. Numerous projects are also starting to appear more concrete with project developers achieving new milestones. Some of the more notable recent developments include:

•	Indonesia (West Java): Golar is one of three parties remaining in the tender process. The final evaluation of commercial bids is underway with an expectation of a final award decision in the near future.
•	Indonesia (Sumatra): The project reportedly reached a positive project milestone with the appointment of Foster Wheeler as the Project Manager (“PMC”). The project appears on track for a Q4 2010 tender.
•	Uruguay: Foster Wheeler Iberia has progressed significantly on their study to define the tender scope. There are indications this tender may be launched in Q4 2010.

In addition to projects more widely reported in the market, numerous other opportunities are being worked by the Golar team. In this regard, Golar remains very optimistic that the market for FSRUs will only grow and that the Company is well positioned to take advantage of that growth.

The Golar Freeze FSRU was delivered under its 10 year time charter to Dubai Supply Authority ("DUSUP"), and was on hire commencing May 16, 2010. The shore side gas reception installations are expected to be completed by the beginning of October and the commissioning and testing of the vessel is scheduled to commence shortly thereafter.

Market

Earlier in the second quarter supply side underperformance was still the biggest factor in limiting LNG to European markets. Production shortfalls in a number of locations and start-up problems in others, removed approximately 15.5 mt/yr from the supply chain. Nigerian and Norwegian supplies have subsequently recovered, although a shortage of feedstock gas continues to limit output from Damietta in Egypt.

Sharply rising supply volumes of LNG worldwide and the surge in North American gas production combined with a global recession significantly reducing worldwide gas demand, has created a global oversupply of gas. By early May U.S. markets were “swimming” in gas even with U.S. industrial demand showing signs of recovery. Non U.S. markets showed a high capacity to absorb additional volumes as summer peaking markets became a growing force for market balance and a counter to the lack of cargoes entering the U.S. due to price disadvantage against other markets. Mexico’s Costa Azul, Kuwait, Brazil, Chile and Argentina all received cargoes.

European market pricing has been volatile, driven by a cool spring as well as field and infrastructure maintenance. Even in summer, when demand is approximately 50% of winter peak, European markets have traded through wide ranges and have been the preferred location after Asian demand is met. The UK saw unusually high gas demand over summer with much of this increase being met through LNG imports.

Asian Markets were also ‘heating-up’ towards the end of the quarter and buyers continue to seek cargoes for October and November deliveries although signs are that Japanese buyers may be holding off in expectation that a falling NBP may reduce Asian prices. Other major buyers were CPC and CNOOC. Kogas and CPC are both reportedly looking for a number of winter cargoes. Imports across Asia in the first 6 months of the year were running 16% up on the 1st six months of 2009.

Outlook

The over-supply of LNG has been maintained during the quarter and may increase further with additional LNG trains coming on stream later this year and early next. However, as the world recovers from recession gas demand will increase. Additionally there are potential major cost savings available for power companies by switching fuels from oil to gas and with the added environmental benefits and significant gas reserves worldwide increasing gas demand is likely to continue. This leads to increased transportation demand and the need for cost effective solutions for importing natural gas.

The winter market is approaching and we have over the last month seen that the market has strengthened. Given steadily increasing LNG supply and demand and the fact that by the end of the year the LNG carrier order book will stand at only approximately 3% of the total fleet, the Board believes that we will see an improved shipping market over the next 12-18 months as compared to the previous 12 months.

In order to cope with the increase in consumption and proliferation of LNG there will need to be further development of the logistics to deliver it to markets and Golar Energy is therefore highly focused on continuing to develop new LNG midstream solutions for its customers. The Company’s Moss type tankers are particularly well suited for these projects both from a quality and cost point of view.

New floating regasification opportunities are coming to the surface every month and although it takes time to develop such projects, some of them will in time come to fruition. Based on feedback from some of the projects Golar Energy is involved in the Company believes it is extremely competitive in the market and the Board believes that Golar Energy is well positioned to secure new contracts.

The Golar Commodities trading team is in place and as noted above has transacted their first cargo trade. The Company believes that the timing for setting up the entity is optimal in terms the development of LNG trading. There are also clear synergies between the trading division and the shipping and project development side of the business which Golar expects to take advantage of.

Operating results for the third quarter of 2010 will be positively impacted by an improving market for the Company’s vessels operating in the spot market. The Company is also optimistic about the potential for Golar Commodities. All five of Golar’s long-term contracted vessels are now delivered under their time charters and the Golar Freeze, delivered during the second quarter, will make a full quarter’s contribution during the third quarter. Cash flow from these five contracts will therefore increase during the third quarter and support an increased dividend moving forward.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

August 26, 2010

The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Ltd - +44 207 063 7900:
Graham Robjohns
Brian Tienzo

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2010	2010	2010	2009	2009
(in thousands of $)	Apr -June	Jan - Mar	Jan -June	Jan -June	Jan – Dec
	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	55,668	53,335	109,003	100,678	216,495
Vessel and charterhire operating expenses	12,089	13,045	25,134	22,695	60,709
Voyage expenses	10,002	10,592	20,594	30,042	39,463
Administrative expenses	4,379	3,245	7,624	8,738	19,958
Depreciation and amortisation	16,158	15,802	31,960	30,636	63,482
Impairment of long-lived assets	-	-	-	-	1,500
Total operating expenses	42,628	42,684	85,312	92,111	185,112
Operating income	13,040	10,651	23,691	8,567	31,383
Gain on sale of available for sale securities	658	762	1,420	-	-
Financial income (expenses)
Interest income	983	1,431	2,414	7,793	11,710
Interest expense	(11,491)	(11,123)	(22,614)	(29,733)	(57,874)
Other financial items	(7,960)	(4,928)	(12,888)	26,712	44,472
Income/(Loss) before taxes, equity in net earnings of associates and noncontrolling interests	(4,770)	(3,207)	(7,977)	13,339	29,691
Taxes	(449)	(451)	(900)	(591)	(1,643)
Equity in net earnings of investees	(323)	(401)	(724)	(1,371)	(4,902)
Gain on sale of investee	-	-	-	-	8,355
Net (loss)/income	(5,542)	(4,059)	(9,601)	11,377	31,501
Net income attributable to non-controlling interest	(168)	1,307	1,139	(4,627)	(8,419)
Net loss attributable to Golar LNG Ltd	(5,710)	(2,752)	(8,462)	6,750	23,082
Basic (loss)/ earnings per share ($)	$(0.08)	$(0.04)	$(0.12)	$0.10	$0.34

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income	2010	2010	2010	2009	2009
(in thousands of $)	Apr - Jun	Jan - Mar	Jan - Jun	Jan - Jun	Jan - Dec
	unaudited	unaudited	unaudited	unaudited	audited

Net (loss) income attributable to Golar LNG	(5,710)	(2,752)	(8,462)	6,750	23,082
Other comprehensive (loss) income, net of tax:
Losses associated with pensions	-	-	-	-	(3,455)
Unrealized (losses) gains on marketable securities held by the Company and investee	(2,438)	(7,517)	(9,955)	-	9,942
Unrealized net loss/gain on qualifying cash flow hedging instruments	(6,729)	(3,428)	(10,157)	12,459	11,615

Other comprehensive (loss)/income	(9,167)	(10,945)	(20,112)	12,459	18,102

Comprehensive (loss)/income	(14,877)	(13,697)	(28,574)	19,209	41,184

Comprehensive Income (loss) attributable to:
Stockholders of Golar LNG Limited	(12,863)	(10,759)	(23,621)	18,148	38,902
Non-controlling interest share of other comprehensive income	(2,015)	(2,938)	(4,953)	1,061	2,282

	(14,878)	(13,697)	(28,574)	19,209	41,184

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET	2010	2010	2009	2009
(in thousands of $)	Jun-30	Mar-31	Jun-30	Dec-31
	unaudited	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	135,360	82,119	58,412	122,231
Restricted cash and short-term investments	43,162	39,779	49,144	40,651
Other current assets	17,814	21,965	19,827	18,451
Amounts due from related parties	518	490	684	795
Long-term
Restricted cash	530,451	546,952	618,506	594,154
Equity in net assets of non-consolidated investees	20,648	20,922	30,529	21,243
Vessels and equipment, net	1,635,178	1,636,269	1,566,208	1,646,059
Other long-term assets	42,865	46,678	80,774	48,852
Total assets	2,425,996	2,395,174	2,424,084	2,492,436

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	101,893	73,949	74,736	74,504
Current portion of capital lease obligations	19,317	20,483	7,809	8,588
Other current liabilities	132,932	130,976	131,915	122,372
Amounts due to related parties	431	331	196	298
Long-term
Long-term debt	732,750	694,752	754,644	707,722
Long-term capital lease obligations	748,188	761,929	860,751	844,355
Other long-term liabilities	74,827	74,714	75,474	76,413
Equity
Stockholders’ equity	459,597	480,132	473,604	495,511
Non-controlling interest	156,061	157,908	44,955	162,673
Total liabilities and stockholders’ equity	2,425,996	2,395,174	2,424,084	2,492,436

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS	2010	2010	2010	2009	2009
(in thousands of $)	Apr – Jun	Jan –Mar	Jan – Jun	Jan – Jun	Jan – Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net(loss)/ income	(5,710)	(2,752)	(8,462)	6,750	23,082
Adjustments to reconcile net (loss) /income to net cash
provided by operating activities:
Depreciation and amortisation	16,158	15,803	31,961	30,636	63,483
Amortisation of deferred charges	666	324	990	642	1,280
Gain /loss on sale of investee	-	-	-	-	(8,355)
Income attributable to non-controlling interest	167	(1,307)	(1,140)	4,627	8,419
Undistributed net earnings of non-consolidated investee	274	321	595	1,370	4,559
Drydocking expenditure	(6,531)	(795)	(7,326)	(229)	(9,807)
Stock-based compensation	441	452	893	1,353	1,689
Gain on available for sale securities	(658)	(762)	(1,420)	-	-
Change in market value of equity, interest rate and currency derivatives	8,444	11,116	19,560	(47,067)	-
Gain on termination of equity swap	-	-	-	-	(15,904)
Interest element included in capital lease obligations	212	275	487	549	-
Unrealised foreign exchange loss / (gain)	(1,731)	(7,917)	(9,648)	15,159	12,955
Impairment of long-lived assets	-	-	-	-	(1,500)
Change in operating assets and liabilities	(7,969)	(16,134)	(24,103)	9,628	(36,138)
Net cash provided by (used in) operating activities	3,763	(1,376)	2,387	23,418	43,763

INVESTING ACTIVITIES
Additions to vessels and equipment	(9,544)	(17,800)	(27,344)	(50,778)	(112,945)
Long-term restricted cash	-	-	-	4,105	18,168
Net proceeds from sale of non controlling investee	-	-	-	-	10,925
Proceeds from disposal of marketable securities	1,398	1,315	2,713	-	-
Purchase of marketable securities	-	-	-	(85)	-
Short-term restricted cash and investments	5,269	(3,516)	1,753	11,208	19,701
Proceeds from termination of equity swap	-	-	-	(1,844)	7,691
Net cash used in investing activities	(2,877)	(20,001)	(22,878)	(37,394)	(56,460)

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

STATEMENT OF CASH FLOWS		2010	2010	2010	2009	2009
(in thousands of $)		Apr – Jun	Jan –Mar	Jan – Jun	Jan – Jun	Jan – Dec
		unaudited	unaudited	unaudited	unaudited	audited

FINANCING ACTIVITIES
Proceeds from long-term debt		125,000	-	125,000	55,000	44,999
Repayments of long-term capital lease obligation		(5,540)	(1,885)	(7,425)	(3,125)	(6,883)
Repayments of long-term debt		(59,057)	(13,525)	(72,582)	(34,241)	(71,396)
Cash dividends paid		(8,048)	(5,014)	(13,062)	-	-
Financing and debt settlement costs		-	2,265	2,265	-	-
Dividends paid to non-controlling interests		-	(520)	(520)	(1,360)	(1,360)
Proceeds from issuance of equity in subsidiaries to non-controlling interests		-	(56)	(56)	-	115,392
Payments to purchase treasury shares		-	-	-	-	(3,912)
Proceeds from disposal of/receipt of treasury shares		-	-	-	-	1,974
Net cash provided by (used in) financing activities		52,355	(18,735)	33,620	16,274	78,814
Net	increase/ (decrease) in cash and cash equivalents	53,241	(40,112)	13,129	2,298	66,117
Cash and cash equivalents at beginning of period		82,119	122,231	122,231	56,114	56,114
Cash and cash equivalents at end of period		135,360	82,119	135,360	58,412	122,231

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Stockholders Equity

Balance at December 31, 2008	67,577	(6,834)	291,952	-	(34,639)	134,089	452,145	41,688	493,833

Net income						23,082	23,082	8,419	31,501
Grant of share options			1,689				1,689		1,689
Share options cancelled			(181)			181	0		0
Exercise of share options			(1,655)			985	(670)		(670)

Treasury shares acquisition / disposal		(7)				(1,261)	(1,268)		(1,268)
Gain on issuance of shares by
investees			965				965		965
Non-controlling interest's purchase
price paid in excess of net assets
acquired from parent			3,748				3,748		3,748
Transfer to contributed surplus			(200,000)	200,000			0		0
Non-controlling interest capital
contribution							0	110,284	110,284
Other comprehensive income					15,820		15,820	2,282	18,102

Balance at December 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	495,511	162,673	658,184

Non-controlling interest's purchase
price paid in excess of net assets
acquired from parent			(56)				(56)		(56)
Net loss						(8,462)	(8,462)	(1,139)	(9,601)

Treasury shares acquisition / disposal		(65)					(65)		(65)
Grant of share options			893				893		893
Other comprehensive loss					(15,161)		(15,161)	(4,953)	(20,114)
Dividends						(13,063)	(13,063)		(13,063)
Non-controlling interest capital
redemption								(520)	(520)

Balance at June 30, 2010	67,577	(6,906)	97,355	200,000	(33,980)	135,551	459,597	156,061	615,658

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of June 30, 2010, World Shipholding Limited owned 46.18% (December 31, 2009: 46.18%) of Golar.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2009.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2009.

3.    DEBT

As of June 30, 2010 and December 31, 2009, the Company had total long-term debt outstanding of $834.6 million and $782.2 million, respectively. The increase is attributable to the refinancing of the Golar Freeze on June 18, 2010 for an amount of $125 million which was partly offset by debt repayment facilities. In conjunction with the refinancing, Golar exercised its option to transfer back the Golar Freeze from Golar LNG Energy.

The Company’s long term capital lease obligations as at June 30, 2010 and December 31, 2009, were $767.5 million and $852.9 million, respectively. In March 2010, the Company terminated three of the leases within the Five Ships Leases and immediately entered into three new long funding finance leases ("LFFL's") in respect of the same ships. The LFFL's have an initial term of approximately 12 years from inception. The lease obligations under the LFFL's are secured by cash deposits of the same value. The cash deposits will be used to service the entirety of the lease obligations. By virtue of the fact there has been no change in the Lessor and Lessee for the same ships, the restructuring of these leases was accounted for as a modification.

4.    FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at June 30, 2010 and December 31, 2009 are as follows:

	Jun 30,	Jun 30,	Dec 31,	Dec 31,
	2010	2010	2009	2009
	Carrying	Fair	Carrying	Fair
(in thousands of $)	Value	Value	Value	Value
Non-Derivatives:
Cash and cash equivalents	135,360	135,360	122,231	122,231
Restricted cash and short-term investments	43,162	43,162	40,651	40,651
Long-term restricted cash	530,451	530,451	594,154	594,154
Long-term unlisted investments	10,347	N/a	10,347	N/a

	Jun 30,	Jun 30,	Dec 31,	Dec 31,
	2010	2010	2009	2009
	Carrying	Fair	Carrying	Fair
(in thousands of $)	Value	Value	Value	Value
Marketable Securities	2,207	2,207	13,458	13,458
Short-term debt – floating	101,893	101,893	74,504	74,504
Long-term debt – floating	732,750	732,750	707,722	707,722
Short-term obligations under capital leases	19,317	19,317	8,588	8,588
Long-term obligations under capital leases	748,188	748,188	844,355	844,355

Derivatives:
Interest rate swaps liability	54,173	54,173	36,354	36,354
Foreign currency swaps liability	30,943	30,943	19,043	19,043

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at June 30, 2010, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of these investments as at June 30, 2010.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The following table summarizes the valuation of the Company’s financial instruments by the guidance on fair value measurement pricing levels as of June 30, 2010:

	Quoted	Significant	Total
	market prices	Other
	in active	Observable
	markets	Inputs
(in thousands of $)	(Level 1)	( Level 2)
Interest rate swaps – liability position	-	54,173	54,173
Foreign currency swaps – liability position	-	30,943	27,685
Marketable Securities	2,207	-	2,207

The guidance further states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

6.    RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

	At June 30,	At Dec 31,
(in thousands of $)	2010	2009
Frontline	61	488
Ship Finance	51	115
Seatankers	(25)	(106)

	87	497

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended June 30, 2010 and December 31, 2009, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil and $3.4 million respectively, of which 60% was paid to Golar and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited. World Shipholding Limited, is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family.

7.    OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
	At June 30,	At Dec 31,
(in thousands of $)	2010	2009
Book value of vessels secured against long-term loans and capital leases	1,634,112	1,644,835

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January 1 to June 30, 2010 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 27, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer